UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING
SEC File No. 0-21467
CUSIP No. 69423U 10 7

(Check One): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: September 30, 2008

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Pacific Ethanol, Inc.

Full Name of Registrant:

Former Name if Applicable

400 Capitol Mall, Suite 2060

Address of Principal Executive Office (Street and Number)

Sacramento, California  95814

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant was unable to file its quarterly report on Form 10-Q in a timely manner without unreasonable effort or expense because the Registrant’s independent registered public accounting firm requires additional time to complete its review of the Registrant’s financial statements for the three and nine months ended September 30, 2008.

The delay in completion of the independent registered public accounting firm’s review of the Registrant’s financial statements is due to a substantive accounting issue concerning the Registrant’s accounting of its non-cash impairment charge in the amount of $26.6 million related to the Registrant’s suspended Imperial Valley ethanol plant construction project.  The $26.6 million charge represents a non-cash asset impairment in the amount of $43.8 million, less $17.2 million in construction-related liabilities. The Registrant is working diligently to determine whether the appropriate accounting treatment is reflected in its financial statements as reported in the Registrant’s quarterly earnings announcement or whether to increase the non-cash asset impairment to up to $43.8 million. This increase in the non-cash asset impairment would have the effect of shifting to one or more future periods the benefits of any discharge, on an as-discharged basis, of the construction-related liabilities in the aggregate amount of up to $17.2 million.

The Registrant’s independent registered public accounting firm has been working diligently to complete its review of the Registrant’s financial statements for the three and nine months ended September 30, 2008 and the Registrant anticipates that the quarterly report will be filed no later than Monday, November 17, 2008.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Joseph W. Hansen	(916)	403-2123
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
☒ Yes ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unaudited Preliminary Results of Operations

The following results of operations are preliminary and have not been audited or otherwise reviewed by the Registrant’s independent registered public accounting firm.  The Registrant’s final, results of operations could be materially different from the unaudited preliminary results of operations set forth below.

In particular, and as noted above a substantive accounting issue has been identified concerning the Registrant’s accounting of its non-cash impairment charge in the amount of $26.6 million related to the Registrant’s suspended Imperial Valley ethanol plant construction project.  The $26.6 million charge represents a non-cash asset impairment in the amount of $43.8 million, less $17.2 million in construction-related liabilities. The Registrant is working diligently to determine whether the appropriate accounting treatment is reflected in its financial statements as reported in the Registrant’s quarterly earnings announcement or whether to increase the non-cash asset impairment to up to $43.8 million. This increase in the non-cash asset impairment would have the effect of shifting to one or more future periods the benefits of any discharge, on an as-discharged basis, of the construction-related liabilities in the aggregate amount of up to $17.2 million.

The unaudited preliminary results of operations set forth below include a non-cash impairment charge in the amount of $26.6 million.

Three Months Ended September 30, 2008

The Registrant anticipates reporting net sales of approximately $184.0 million for the third quarter of 2008 as compared to net sales of $118.1 million for the same period in 2007.  The increase in net sales resulted primarily from an increase in the volume of ethanol sold by the Registrant coupled with higher average sales prices. The volume of ethanol sold by the Registrant in the third quarter of 2008 increased by approximately 30% as compared to the same period in 2007 and decreased by approximately 4% as compared to the second quarter of 2008.  The Registrant’s average sales price of ethanol increased by $0.34 per gallon, or 16%, to $2.45 per gallon in the third quarter of 2008 from an average sales price of $2.11 per gallon in the same period in 2007.

The Registrant anticipates reporting a gross loss of approximately $20.3 million for the third quarter of 2008 as compared to a gross profit of $4.8 million for the same period in 2007.  The Registrant anticipates reporting that its gross margin was approximately negative 11.0% for the third quarter of 2008 as compared to a gross profit margin of 4.0% for the same period in 2007. The declines in the Registrant’s gross profit and gross profit margin were primarily due to significantly higher corn costs for the three months ended September 30, 2008 as compared to the same period in 2007.

The Registrant anticipates reporting a net loss of approximately $54.9 million for the third quarter of 2008 as compared to a net loss of $4.8 million for the same period in 2007. The Registrant anticipates that its net loss will include non-cash asset impairment of $26.6 million associated with its suspended Imperial Valley project, which represents the net of $43.8 million in property and equipment and $17.2 million in construction-related liabilities.

The Registrant anticipates reporting loss available to common stockholders of approximately $55.7 million for the third quarter of 2008, net of preferred stock dividends, as compared to a loss available to common stockholders of $5.9 million for the third quarter of 2007.

The Registrant anticipates reporting a diluted net loss per common share of approximately $0.98 for the third quarter of 2008 as compared to a net loss per common share of $0.15 for the same period in 2007.  The Registrant had 56.7 million weighted-average basic and diluted shares outstanding for the third quarter of 2008.

Nine Months Ended September 30, 2008

The Registrant anticipates reporting net sales of approximately $543.5 million for the nine months ended September 30, 2008 as compared to net sales of $331.1 million for the same period in 2007. The increase in net sales resulted primarily from an increase in the volume of ethanol sold by the Registrant coupled with higher average sales prices. The volume of ethanol sold by the Registrant for the nine months ended September 30, 2008 increased by approximately 44% as compared to 2007. The Registrant’s average sales price of ethanol increased by $0.21 per gallon, or 9%, to $2.43 per gallon for the nine months ended September 30, 2008 from an average sales price of $2.22 per gallon in 2007.

The Registrant anticipates reporting a gross loss of approximately $4.2 million for the nine months ended September 30, 2008 as compared to a gross profit of $31.2 million for the same period in 2007. The Registrant anticipates reporting that its gross margin was approximately negative 0.8% for the nine months ended September 30, 2008 as compared to a gross profit margin of 9.4% for the same period in 2007. The declines in the Registrant’s gross profit and gross profit margin were primarily due significantly higher corn costs for the nine months ended September 30, 2008 as compared to the same period in 2007.

The Registrant anticipates reporting a net loss of approximately $98.3 million for the nine months ended September 30, 2008 as compared to net income of $0.3 million for the same period in 2007. The Registrant anticipates that its net loss will include non-cash asset impairment of $26.6 million associated with its suspended Imperial Valley project, which represents the net of $43.8 million in property and equipment and $17.2 million in construction-related liabilities. In addition, the Registrant’s net loss includes a non-cash goodwill impairment of $87.0 million recorded in the first quarter of 2008.

The Registrant anticipates reporting loss available to common stockholders of approximately $102.4 million for the nine months ended September 30, 2008, net of preferred stock dividends, as compared to a loss available to common stockholders of $2.9 million for the same period in 2007.

The Registrant anticipates reporting a diluted net loss per common share of approximately $2.14 for the nine months ended September 30, 2008 as compared to a net loss per common share of $0.07 for the same period in 2007. The Registrant had 47.8 million weighted-average basic and diluted shares outstanding for the nine months ended September 30, 2008.

PACIFIC ETHANOL, INC.

CONSOLIDATED PRELIMINARY UNAUDITED STATEMENTS OF OPERATIONS
(unaudited, in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Net sales	$183,980	$118,118	$543,489	$331,123
Cost of goods sold	204,265	113,359	547,673	299,902
Gross profit (loss)	(20,285)	4,759	(4,184)	31,221
Selling, general and administrative expenses	6,731	5,920	24,275	23,742
Impairment of asset group	26,588	─	26,588	─
Impairment of goodwill	─	─	87,047	─
Income (loss) from operations	(53,604)	(1,161)	(142,094)	7,479
Other income (expense), net	(2,774)	(998)	(4,184)	312
Income (loss) before noncontrolling interest in variable interest entity	(56,378)	(2,159)	(146,278)	7,791
Noncontrolling interest in variable interest entity	1,523	(2,683)	47,939	(7,502)
Net income (loss) before provision for income taxes	(54,855)	(4,842)	(98,339)	289
Provision for income taxes	─	─	─	─
Net income (loss)	$(54,855)	$(4,842)	$(98,339)	$289
Preferred stock dividends	$(807)	$(1,050)	$(3,296)	$(3,150)
Deemed dividend on preferred stock	$ ─	$ ─	$(761)	$ ─
Loss available to common stockholders	$(55,662)	$(5,892)	$(102,396)	$(2,861)
Net loss per share, basic	$(0.98)	$(0.15)	$(2.14)	$(0.07)
Net loss per share, diluted	$(0.98)	$(0.15)	$(2.14)	$(0.07)
Weighted-average shares outstanding, basic and diluted	56,717	39,928	47,791	39,833

Pacific Ethanol, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 10, 2008                                                                   By:  /s/ Christopher W. Wright
Christopher W. Wright
Vice President, General Counsel & Secretary

November 10, 2008

Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, CA 95814

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Pacific Ethanol, Inc. (“Pacific Ethanol”).  We are unable to complete our SAS 100 review of Pacific Ethanol’s financial statements for the quarter ended September 30, 2008, and we will be unable to complete this review by the required filing date of November 10, 2008 without unreasonable effort or expense.

Sincerely,

HEIN & ASSOCIATES LLP
Certified Public Accountants